April 26, 2024

VIA EDGAR TRANSMISSION

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Sisi Cheng and Hugh West

Re: Whirlpool Corporation

Form 10-K for Fiscal Year Ended December 31, 2023

Filed February 14, 2024

File No. 001-03932

Dear Ms. Cheng and Mr. West:

As Executive Vice President and Chief Financial and Administrative Officer of Whirlpool Corporation, I am responding to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated March 28, 2024, containing comments on the above-referenced filing. For your convenience, we have included in this letter the Staff’s comment in bold and italics before providing our response to that comment. Please note that the “Company,” “Whirlpool,” “we” or “our” refers to Whirlpool Corporation, and unless the context otherwise requires, all references to page numbers correspond to the pages in our Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”). All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2023

Notes to the Consolidated Financial Statements

Note 15 - Acquisitions and Divestitures, page 113

1. We note your disclosure that pursuant to a contribution agreement with Arcelik, you will contribute your major domestic appliance European business operations into a newly formed European appliance company of which you will own 25%. We also note that you entered into a share purchase agreement with Arcelik for the sale of your Middle East and North Africa (“MENA”) business. We further note your disclosure that your European major domestic appliance business, including the MENA business, met the criteria for held for sale accounting during the fourth quarter of 2022 and that the operations of the European disposal group did not meet the criteria to be presented as discontinued operations. Please address the following items.

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Tell us how you concluded the disposal group met the criteria for held for sale during the fourth quarter of 2022 in accordance with ASC 360-10-45. In your response, separately discuss the MENA business that will be sold to Arcelik and the European major domestic appliance business operations that will be contributed into a newly formed company, including your consideration of the guidance in ASC 360-10-45-15.

Response: In response to the Staff’s comment, we respectfully provide the following supplemental information.

Transaction Background:

On April 25, 2022, Whirlpool Corporation (“Whirlpool”, “the Company” or “the Seller”) announced that the Company was conducting a portfolio review focused on accelerating our transformation towards higher margin and higher growth businesses. This review included a strategic assessment of the Company’s Europe, Middle East and Africa (“EMEA”) operations, primarily its major appliances business (the “European major appliances business”), exclusive of KitchenAid small and major appliances, the newly acquired InSinkErator business and certain other smaller businesses.

On December 20, 2022, Whirlpool received Board approval granting management the authorization to execute a transaction to sell the European major appliance business. Subsequently, on January 16, 2023, Whirlpool entered into definitive agreements with Arcelik A.S. (“Arcelik” or “the Buyer”). Under the terms of the agreements, Whirlpool contributed the monetary (including cash) and non-monetary assets of the European major appliance business (excluding the Middle East and North Africa or “MENA” business which has historically been operated as part of the European major appliance business) and surrendered control in a fair value for fair value transaction. In doing so, the Company received shares as consideration representing a 25% ownership interest in a newly formed European standalone appliance business created by Arcelik (“Beko Europe B.V.” or the “European Transaction”). The standalone company consists of Whirlpool’s European major appliance business and Arcelik’s European major appliance business (excluding Arcelik’s Turkey business). Based on historical financials of the contributed businesses, the new entity is expected to have combined sales of over €6 billion and be well-positioned to deliver value to consumers through attractive brands, sustainable manufacturing, product innovation, and consumer services.

On June 22, 2023, Whirlpool entered into a definitive agreement with Arcelik for the sale of our MENA business in exchange for cash (€38 million - €20 million purchase price for the business and €18 million for cash on hand at the time of closing) (the “MENA Transaction” and together with the European Transaction, the “Transactions”). The parties agreed to execute separate sale transactions for the MENA business to keep MENA as a 100% Arcelik-owned group. The sale of the MENA business was previously agreed upon in principle and announced on January 17, 2023, in conjunction with the announcement related to the European Transaction.

The European Transaction received regulatory approval from the European Commission on October 24, 2023, and from the UK Competition and Markets Authority on March 7, 2024. Having received all regulatory approvals, the Transactions closed on April 1, 2024. Neither regulatory process required any significant changes to the Transactions upon final approval.

Assessment of Held for Sale Treatment:

The Company determined that the Transactions constitute a sale of a disposal group of long-lived assets. From the time of plan to sell the EMEA business through the executed agreements between the parties, the European and MENA Transactions were contemplated together and treated as a singular transaction to be completed contemporaneously. Given these facts, the Company was required to treat these two transactions as part of the same disposal group (“the Disposal Group”).

As directed in ASC 360-10-45-9, we evaluated the following criteria to determine if the Disposal Group met the criteria for held for sale accounting during the fourth quarter of 2022.

Determination if Held for Sale classification criteria is met
Criteria:	Result:
ASC 360-10-45-9 A long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:	As directed in ASC 360-10-45-9 the following assessment was performed:

Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group)

Whirlpool’s policies require Board approval for a material disposal of a business. Management requested and received an approval from the Board, via a resolution on December 20, 2022, to execute the proposed transaction. This resolution authorized the Company to sell the Disposal Group (i.e. - granted management the authority to approve the action).

This criteria was met as of December 31, 2022.

The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).

The Company planned to sell the Disposal Group to the Buyer in the present condition.

Based on the Company’s preceding similar transactions, the terms that historically have been considered “usual and customary for sales of such entities” include antitrust approval, preparation of closing accounts and other usual regulatory or operational alignments. The closing of the Transactions was subject only to the terms that are usual and customary, including antitrust regulatory approvals in various European countries. Further, beyond the customary requirements, there were no negotiated restrictions or requirements that would suggest that the Disposal Group was not available for immediate sale.

This criteria was met as of December 31, 2022.

An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.

The Company conducted an active campaign to identify potential buyers and engaged a third-party advisor to perform certain sell-side due diligence and reverse due diligence services in connection with the Transactions. These activities began prior to the Company seeking board approval.

This criteria was met as of December 31, 2022.

The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11.

The sale of the Disposal Group was deemed probable within one year from December 20, 2022, based on the Company’s evaluation of the facts and circumstances existing as of the assessment date, including its knowledge of the market and discussions with potential buyers.

This criteria was met as of December 31, 2022.

On October 11, 2023, the UK Competition and Markets Authority announced its intention to enter into a Phase 2 investigation on the European Transaction, which was deemed unlikely at the time of agreement signing in early 2023. This further delay indicated that a 2023 close was not probable.

While this pushed the European Transaction close beyond one year post held for sale treatment, this event was not foreseeable at the time of the agreements. Under ASC 360-10-45-11 c. there are exceptions deemed appropriate to continue the held for sale treatment beyond the one-year period due to circumstances that were previously considered unlikely. Given the continued intent to sell the businesses under the same agreements to the same Buyer and that the antitrust approvals had been received from the European Commission in October 2023, the Company deemed that there was no need to modify the previous held for sale treatment of the Disposal Group. The held for sale treatment was continued until the closing of the Transactions on April 1, 2024. There were no changes to the Transactions required to receive regulatory approval.

The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which a long-lived asset (disposal group) is being marketed is indicative of whether the entity currently has the intent and ability to sell the asset (disposal group). A market price that is reasonable in relation to fair value indicates that the asset (disposal group) is available for immediate sale, whereas a market price in excess of fair value indicates that the asset (disposal group) is not available for immediate sale.

The Company executed a multi counter-party search process prior to engaging in final negotiations with the eventual Buyer. Within the construct of that final process, the sale price of the Disposal Group was not specifically defined as of December 31, 2022 because it depended on the final deal structure under a variety of potential outcomes, including a full or partial sale. However, the Company did not market the Disposal Group in a manner which would preclude a sale or make a sale less likely (i.e. - management intended to engage in a fair value transaction negotiated at arms-length). The Company demonstrated the intent and ability to sell the Disposal Group given its marketing actions and negotiations. Therefore, the entity was available for immediate sale.

This criteria was met as of December 31, 2022.

Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.	As of December 31, 2022, the Board had approved the transaction and the process to prepare for regulatory approval was underway. This criteria was met as of December 31, 2022.

Conclusion:

Based on the Company’s assessment above, the Disposal Group met the criteria for held for sale treatment as of December 31, 2022. The Disposal Group remained in held for sale treatment until such time as the Transactions closed on April 1, 2024.

In response to the Staff’s question on ASC 360-10-45-15, the Company respectfully offers our assessment that the Transactions do not constitute a long-lived asset to be disposed of other than by sale. The Company assessed the European Transaction, including the transaction agreements signed by the parties, as a sale of our European major appliances business in a fair value for fair value transaction whereby we contributed our ownership stake in our European major appliances business and received consideration representing a 25% ownership stake in a newly created entity, Beko Europe B.V., consisting of Arcelik’s European business (excluding Arcelik’s Turkey business) and Whirlpool’s European major appliances business. This new business was created by Arcelik and is majority owned by Arcelik and the agreements entered into by both parties clearly identify Arcelik as the buyer (the majority owner of the newly formed entity) and Whirlpool as the seller (the minority owner of the newly formed entity). Whirlpool has surrendered all ownership and financial control rights in this newly formed entity, and only retains rights that would be considered protective rights of a minority shareholder in the entity. The Company has also considered some of the specific examples of transactions that do not constitute a sale within the guidance below.

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Abandonment: The Company has not abandoned the Disposal Group, but rather contributed it to a newly formed entity in a fair value for fair value exchange of the assets and received a minority stake in the newly created entity as consideration. Therefore, this criteria is not applicable.

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An exchange measured based on the recorded amount of the non-monetary asset relinquished: The Company has received a 25% ownership stake in a newly formed entity. The ownership percentage obtained was in contemplation of the fair value of the business sold relative to the total fair value of the newly formed business. The business sold is inclusive of both non-monetary and monetary (including cash) assets. Therefore, this criteria is not applicable.

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Distribution to owners in a spin-off, including a pro rata distribution to owners of shares of a subsidiary: This newly formed entity does not constitute a spin-off, as each entity contributed its assets into a newly formed entity, Beko Europe B.V. Arcelik is an unrelated third party to Whirlpool and does not have any ownership interest in the consolidated Whirlpool entity. The ownership stake of each party was calculated based upon the value of the assets and performance of the business that they were contributing to the entity. This fair value for fair value exchange does not constitute a spin off based on a pro rata distribution.

•	A contribution (i.e., a gift) to another entity: Given the ownership in the newly formed entity is based on a fair value exchange, it does not constitute a gift.

The same analysis applies to the MENA Transaction whereby Whirlpool as the Seller exchanged cash with Arcelik as the Buyer for the ownership of the business.

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Provide us with your detailed analysis performed under ASC 205-20-45 in determining the disposal group did not qualify as discontinued operations. Separately discuss in your response the MENA business and the European major domestic appliance business.

Response: In response to the Staff’s comment, we respectfully provide the following supplemental information.

In accordance with ASC 205, Presentation of Financial Statements, the Company performed a discontinued operations assessment of the Transactions. Assessment highlights and analysis are captured in the table below.

Determination if Discontinued Operations classification criteria is met
Criteria:	Result:

ASC 205-20-45-1A

A discontinued operation may include a component of an entity, a group of components of an entity, or a business or a nonprofit activity.

ASC 205-20-20

Component of an Entity: A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.

Disposal Group: A disposal group for a long-lived asset or assets to be disposed of by sale or otherwise represents assets to be disposed of together as a group in a single transaction and liabilities directly associated with those assets that will be transferred in the transaction. A disposal group may include a discontinued operation along with other assets and liabilities that are not part of the discontinued operation.

As directed in ASC 205-20-45-1-E the following assessment was performed:

The Disposal Group consists of individual legal entities (subsidiaries) with standalone statutory financial statements, which qualify as components, both individually and collectively.

The European major appliances and the MENA businesses qualified as components and a disposal group as of December 31, 2022. This analysis is consistent with the held for sale treatment of the Disposal Group as of December 31, 2022.

ASC 205-20-45-1B

A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

•   The component of an entity or group of components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale.

Based on the strategic shift/major effect assessment below, the European major appliances business and MENA business DO NOT meet the strategic shift criteria to be recorded for discontinued operations.

•   The component of an entity or group of components of an entity is disposed of by sale.

•   The component of an entity or group of components of an entity is disposed of other than by sale in accordance with paragraph 360-10-45-15 (for example, by abandonment or in a distribution to owners in a spinoff).

ASC 205-20-45-1E

A component of an entity or a group of components of an entity, or a business or nonprofit activity (the entity to be sold), shall be classified as held for sale in the period in which all of the following criteria are met:

•   Management, having the authority to approve the action, commits to a plan to sell the entity to be sold.

•   The entity to be sold is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such entities to be sold

•   An active program to locate a buyer or buyers and other actions required to complete the plan to sell the entity to be sold have been initiated.

•   The sale of the entity to be sold is probable, and transfer of the entity to be sold is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 205-20-45-1G.

•   The entity to be sold is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which an entity to be sold is being marketed is indicative of whether the entity currently has the intent and ability to sell the entity to be sold. A market price that is reasonable in relation to fair value indicates that the entity to be sold is available for immediate sale, whereas a market price in excess of fair value indicates that the entity to be sold is not available for immediate sale.

The required six criteria to be classified as held for sale were met as of December 31, 2022. A more detailed assessment can be found within the Company’s response to the Staff’s first bulleted question above.

Criteria was met as of December 31, 2022.

• Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Conclusion:

Based on The Company’s assessment above and as further discussed below, the European major appliances and MENA businesses DO NOT meet the criteria to qualify as discontinued operations as of December 31, 2022.

The Company’s Assessment of Strategic Shift

As noted in the Transaction Background above, the MENA and European major appliances business Transactions were completed in a contemporaneous manner with the same party – Arcelik. The assessment of what qualifies as a strategic shift that has or will have a major effect is intended to be based on qualitative and quantitative facts and circumstances specific to each reporting entity and disposal.

In 2022, the Disposal Group represented less than 20% of total assets (before consideration of impairment at held for sale), less than 20% of revenues and less than 10% of EBIT of Whirlpool’s consolidated business.

From a qualitative perspective, the Company considered whether the sale would constitute a strategic shift.

Continuing financial interests in the European region and related product lines

As consideration for the sale, the Company received cash and an equity ownership (25%) in a significantly larger major appliances business created by Arcelik in Europe (Beko Europe B.V.). Therefore, the Company will continue to have significant financial exposure to the macroeconomic environment in the region. For perspective, based on historical financials of the contributed businesses the new entity is expected to have combined sales of over €6 billion and be well-positioned to deliver value to consumers through attractive brands, sustainable manufacturing, product innovation, and consumer services. The combined businesses are expected to generate cost synergies of over €200 million. This improvement in operating margins is expected to drive our proportional share of the businesses and our portion of those profits will be included in our consolidated financial results for as long as we hold an ownership interest.

The Company also entered into a supply agreement and license agreements related to our product line brands that have been licensed to Beko Europe B.V. and are sold by Beko Europe B.V. within the European or MENA regions (primarily the Whirlpool brand).

Continued operations in the appliance business in the EMEA region

The Company will remain invested in the EMEA region through its equity ownership in Beko Europe B.V., as well as continuing full ownership and control of its KitchenAid small and major appliances businesses and the recently acquired InSinkErator business as none of these were a part of the transaction with Arcelik.

Receiving a financial equivalent exchange of value

The fair value of what is being contributed is equivalent to the fair value the Company is receiving in return. Specifically, the fair value of our retained interest received as consideration is based on our respective equity ownership (25%) of the combined value of Beko Europe B.V. As such, the fair value of the Company’s investment in the Disposal Group is equivalent before and after the Transaction(s).

Given all of these facts and circumstances, the Company determined that the European Transaction and the MENA Transaction did not qualify as a strategic shift, and thus did not meet the criteria for treatment as discontinued operations under ASC 205-20-45.

Overall Conclusion:

Given the factors discussed above, the Company determined that the Disposal Group qualified for held for sale accounting as of December 31, 2022 and did not qualify for treatment as Discontinued Operations.

I hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me by telephone at (269) 923-3732, via facsimile at (269) 923-3582, or via email at james_peters@whirlpool.com, with any questions or comments regarding this correspondence.

Sincerely,

/s/ James W. Peters
James W. Peters Executive Vice President and Chief Financial and Administrative Officer

cc: Christopher S. Conley, Corporate Controller

Kyle De Jong, General Counsel

Bridget K. Quinn, Corporate Secretary